Exhibit 99.2

Team Digital,
Today we announced that Digital Realty has entered into a definitive agreement to combine businesses with Interxion, a European data center company, to create a leading global provider of data center, colocation and interconnection solutions. This deal significantly strengthens our footprint in Europe, with Interxion’s portfolio of highly connected carrier- and cloud-neutral colocation data centers. It is a transformative transaction for Digital Realty and a reflection of the hard work and progress our entire team has made towards becoming a truly global company: thank you. Press release here.
Founded in 1998 and publicly listed on the New York Stock Exchange in 2011, Interxion is one of Europe’s leading data center companies, with a customer base, product set, and regional footprint highly complementary to our own. This transaction is truly strategic, and our leadership team and I are very excited by the future benefits it will provide to our customers, investors, shareholders and employees.
We believe this deal will give our combined company’s customers a differentiated and superior European and global platform, providing them with the full spectrum of data center offerings. It delivers significant strategic, product, and customer benefits. Please read the press release and the attached FAQs to gain a greater understanding of the strategic merits, and for more information. We will also discuss the transaction on our earnings call later today and encourage you to join.
Leadership and next steps
I will continue to serve as CEO after the transaction closes, and Interxion CEO David Ruberg will serve as the Chief Executive of the combined company’s Europe, Middle East & Africa (EMEA) business, which will be branded “Interxion, a Digital Realty company”, at the close of the transaction. David is expected to transition out of the role as Chief Executive of the EMEA business at some point within approximately one year of completion of the transaction. He will lead the combined company’s effort to organize and execute a program to identify and develop high-value communities of interest across the combined company’s platform. Additionally, David will also serve as strategic advisor and play a leadership role on certain of the combined company’s key global customer accounts, bringing to bear his longstanding relationships and thought leadership.
Digital Realty Chief Financial Officer Andy Power will serve as CFO of the combined company. Digital EMEA Managing Director Jeff Tapley will work jointly with David on the integration of Interxion’s and Digital Realty’s EMEA businesses.
The deal is subject to the normal-course approval of both Digital and Interxion shareholders as well as other customary closing conditions, and we anticipate it will close sometime next year.

Until closing, it remains business as usual, and we will continue to operate as two fully independent companies. The leadership team and I will remain focused on successfully closing out the fourth quarter and full-year 2019 and building positive momentum into 2020, and we are grateful to you for doing the same.
Our team has built a world-class company over the past 15 years, and with this transaction, our combined company will become a leading provider of data centers globally—a great thing for our employees, customers, and shareholders.
If you receive inquiries from customers, partners or the press, please direct them to John Stewart, Senior VP, Investor Relations. We will keep you updated on progress in the coming weeks and months.
Thank you,
Bill

Q: What is Interxion?
A: It is a European-based provider of carrier- and cloud-neutral colocation data center services. Founded in 1998 and publicly listed on the New York Stock Exchange in 2011, it is one of Europe’s leading data center companies, with a customer base, product set and regional footprint highly complementary to our own. Interxion has a collection of 54 carrier- and cloud-neutral facilities in 11 European countries and 13 metro areas. These include Interxion’s particularly strong presences in Frankfurt, Amsterdam, and, Paris and its Internet Gateway in Marseille.
Q: Why did Digital Realty do this deal?
A: Because we believe that it will deliver significant value to our combined company's customers, shareholders, investors and employees. This deal will give our combined company’s customers a differentiated and superior European platform, providing them with the full spectrum of data center offerings. It delivers strategic, product and customer benefits, including:

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Complementary European footprint: Digital’s European footprint, including our established London and Dublin data center portfolios, is highly complementary to Interxion’s collection of 54 carrier- and cloud-neutral facilities in 11 European countries and 13 metro areas. These include Interxion’s particularly strong presences in Frankfurt, Amsterdam, Paris and its Internet Gateway in Marseille. Our combined data center portfolio will offer access to 70% of the Gross Domestic Product (GDP) in Europe.

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Complementary strategies and product offerings: Digital Realty’s track record and experience in hyperscale development complements Interxion’s strengths in colocation in Europe and a proven ability to develop communities of interest. The combined company will be uniquely positioned to meet the rapidly growing global customer demand for colocation and hyperscale developments with high-value interconnection services.

•	Enhanced ability to serve multinational customers-globally: Interxion has deep relationships across Europe with leading cloud platform operators and their systems integrators. When combined with Digital Realty’s global relationships with the same cloud platform providers, enterprises, and our access to low cost capital-the merged company will be in a unique position to help customers grow their businesses, wherever they might be.

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Combined development capacity provides significant embedded growth potential: Interxion has a robust pipeline of data center development projects currently under construction, with over $400 million invested to date and a total expected investment of approximately $1 billion. These projects represent roughly a 40% expansion of Interxion’s standalone critical load capacity, are significantly pre-leased and are expected to be delivered over the next 24 months, representing a solid pipeline of potential future growth for the combined company. In addition, the combined platform will maintain strategic land holdings in key growth metros across Europe, providing the potential for significant long-term development value creation.

•	Substantial financial benefits: The size and scale of the combined company is expected to produce a highly efficient cost structure and improve the cost of and access to capital.

Q: When do we expect this deal to be completed, and what needs to happen before then?
A: The combination of our two companies is expected to close in 2020. Before then, the deal is subject to the approval of Interxion’s and Digital Realty’s shareholders, and various regulatory agencies. In the meantime, we are assembling an integration team, which will be partnering closely with Interxion CEO David Ruberg and Digital Realty EMEA MD Jeff Tapley in taking the necessary steps to become a combined organization. Separate but related, we have briefed respective works councils and employee representative bodies as is best-practice in such circumstances.
Q: How many employees does Interxion have, and where are they located?
A: Interxion has more than 900 employees and contractors, most of whom work across continental Europe and in data centers. Employees in corporate functions work in Amsterdam, London, and other offices across Europe.
Q: I work for Digital Realty in EMEA, what does this deal mean for me?
A: We are very early in the process, and as with any transaction, it is impossible to predict what it means for every Digital employee. But overall, we expect this deal to result in improved opportunities and outcomes for our employees, customers, investors and shareholders.
Q: How will we be kept updated on this deal?
A: Bill Stein will provide periodic updates to the global team, via email and at our December 10th All Hands; other leaders will keep you informed as well. As the merger progresses and we begin seeing the full shape of our combined organization, expect more regular communications. In the meantime, if you have questions, please direct them either to your group’s SVP/VP or to hrcommunications@digitalrealty.com. There will be some questions we won’t be able to answer, but we will do our best.

Q:  I work in EMEA, and I see that the brand of the EMEA business is changing to “Interxion, a Digital Realty company”.  Will the name of my legal employer be changing?
A:  No.  This is a branding change.  There are no proposed changes in the employing entities (companies) for any Digital Realty employees in EMEA.

Additional Information and Where to Find It
This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, DLR intends to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that will include a proxy statement of DLR, which also constitutes a prospectus of DLR. After the registration statement is declared effective by the SEC, DLR intends to mail a definitive proxy statement/prospectus to shareholders of DLR and DLR intends to cause its subsidiary to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC and soon thereafter InterXion intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the tender offer. The tender offer for the outstanding common stock of InterXion referred to in this document has not yet commenced. The solicitation and offer to purchase shares of InterXion’s common stock will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that DLR or InterXion may file with the SEC and send to DLR’s or InterXion’s shareholders in connection with the proposed transactions.
BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE TENDER OFFER, WE URGE INVESTORS OF DLR AND INTERXION TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY DLR AND INTERXION WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DLR, INTERXION AND THE PROPOSED TRANSACTIONS.
Investors will be able to obtain free copies of the Registration Statement, proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by DLR and InterXion with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from DLR’s website (http://www.digitalrealty.com) or by contacting DLR’s Investor Relations Department at (415) 848-9311. These documents are also available free of charge from InterXion’s website (http://www.interxion.com) or by contacting InterXion’s Investor Relations Department at (813) 644-9399.
Participants in the Solicitation
DLR, InterXion and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from DLR’s and InterXion’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of DLR is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 1, 2019. Information regarding the officers and directors of InterXion and their ownership of InterXion ordinary shares is set forth in InterXion’s Annual Report on Form 20-F, which was filed with the SEC on April 30, 2019. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the Registration Statement and proxy statement/prospectus and other materials when they are filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Note Regarding Forward-Looking Statements
DLR and InterXion caution that statements in this communication that are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of DLR, InterXion and the combined company. These forward-looking statements include, among other things, statements about anticipated satisfaction of closing conditions and completion of the proposed transactions contemplated by the purchase agreement between them. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of DLR and InterXion to obtain the regulatory and shareholder approvals necessary to complete the anticipated combination, on the anticipated timeline or at all; the risk that a condition to the closing of the anticipated combination may not be satisfied, on the anticipated timeline or at all or that the anticipated combination may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which DLR and InterXion operate or credit markets; and changes in the terms, scope or timing of contracts, contract cancellations, and other modifications and actions by customers and other business counterparties of DLR and InterXion. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward looking statements. For a more complete discussion of these and other risk factors, please see (i) DLR’s filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2018 and subsequent quarterly reports on Form 10-Q and (ii) InterXion’s filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2018 and its subsequent reports on Form 6-K. This communication reflects the views of DLR’s management as of the date hereof. Except to the extent required by applicable law, DLR undertakes no obligation to update or revise any forward-looking statement.